Mail Stop 3561

December 9, 2009

VIA FACSIMILE AND U.S. MAIL

J. Kevin Gilligan
Chief Executive Officer
Capella Education Company
225 South Sixth Street, 9th Floor
Minneapolis, Minnesota 55402

>   **Re: Capella Education Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed February 25, 2009**
>   **File No. 001-33140**

Dear Mr. Gilligan:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 85

Management's Annual Report on Internal Control Over Financial Reporting, page 85

1. We note that your management "believes" that you maintained effective internal control over financial reporting as of December 31, 2008. Your statement does not meet the requirements of Item 308(a) of Regulation S-K because you have not clearly concluded that your internal control over financial reporting is effective.

Please confirm to us, if true, that management <u>concluded</u> that your internal control over financial reporting is effective as of December 31, 2008. Please also confirm that in future filings you will refrain from characterizing this conclusion as management's belief.

2. Your disclosure does not include a statement as to whether or not there was any change in your internal control over financial reporting during the fourth fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us, if true, that there was no change in your internal control over financial reporting during the fourth fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also confirm that you will provide this disclosure in future periodic reports. Refer to Item 308(c) of Regulation S-K.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director